

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2023

Kathryn JohnBull
Chief Financial Officer
DLH Holdings Corp.
3565 Piedmont Road, NE
Building 3, Suite 700
Atlanta, Georgia 30305

        Re: DLH Holdings Corp.
            Registration Statement on Form S-3
            Filed May 30, 2023
            File No. 333-272277

Dear Kathryn JohnBull:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Taylor Beech at 202-551-4515 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Michael A. Goldstein, Esq.